EXHIBIT 99.1

Golar LNG Partners LP Cash Distributions

Golar LNG Partners LP (“the Partnership”) (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended September 30, 2020 of $0.0202 per common and general partner unit. This cash distribution will be paid on November 13, 2020 to all common and general partner unitholders of record as of the close of business on November 6, 2020.

A cash distribution of $0.546875 per Series A preferred unit (NASDAQ: GMLPP) for the period from August 15, 2020 through November 14, 2020 has also been declared.  This will be payable on November 16, 2020 to all Series A preferred unitholders of record as at November 9, 2020.

Golar LNG Partners LP
Hamilton, Bermuda
October 27, 2020

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act